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Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 of the
Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.
Commission File No. 0-300035

The Hewitt/Exult Combination

Questions and Answers

June 16, 2004

        This question-and-answer document is being provided to supplement other communication about Hewitt Associates' intended merger with Exult, Inc. and to help leaders and managers respond to questions from associates.

        Please review this document and make every attempt to answer associate questions as consistently with it as possible. Of course, it is impossible to anticipate every question that associates may ask, and many questions cannot be answered at this time. But please don't answer a question if you don't know the answer; instead, either ask your manager or email the question to the Vision 2005 mailbox. We will respond to the most commonly asked questions in future communications.

Contents

4	About Exult and the Agreement
7	The Combined Business
9	Integration
10	Our Clients
11	About Me
13	Supplemental Q&A for Our Consulting Businesses
15	Supplemental Q&A for Our HR Outsourcing Businesses
16	Supplemental Q&A for Client Development

About This Document

Forward-Looking Information

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt's and Exult's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt's and Exult's results to differ materially from those described in the forward-looking statements can be found in Exult's 2003 Annual Report on Form 10-K and Hewitt's Form S-3 filed with the Securities and Exchange Commission ("SEC") and available at the SEC's internet site (http://www.sec.gov).

Additional Information and Where to Find It

        Hewitt intends to file a registration statement containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC's internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000 You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

        Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt's executive officers and directors in Hewitt's definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult's executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.

About Exult and the Agreement

What have we announced?

        We announced that our board of directors and Exult's have approved a definitive agreement for Hewitt to merge with Exult, a leading provider of HR Business Process Outsourcing (BPO) services. The combined company will be the leader in the rapidly growing broader HR BPO industry, and the only organization that can offer large companies total HR BPO services on an integrated basis—benefits, payroll, HRIS, recruiting, learning, and other HR services—as well as complete HR consulting expertise.

What are the terms of the agreement?

        Under the terms of the agreement, Exult stockholders will receive one share of Hewitt stock, on a tax-free basis, for every five Exult shares.

Is this an acquisition or a merger?

        Technically, this is an acquisition by way of merger. The two entities will be combined into one, and the combined entity will do business under the Hewitt Associates name, bringing together the best of each organization into a powerful new offer for clients.

Why have we made this decision?

        This combination of Hewitt and Exult has four key benefits:

  •
  A leadership position in a key growth segment, HR BPO—Independent industry analysts estimate that the broader HR outsourcing marketplace is the fastest growing area within BPO. The merged organization will establish a leading position in the HR BPO business, serving more than 18 million participants from more than 300 companies with benefits outsourcing, more than 600,000 employees from 21 client organizations with broader HR outsourcing (including benefits, payroll, and HR administration), and more than 2,300 companies with HR consulting.

  •
  The most comprehensive, flexible solution in the marketplace—This combination uniquely positions the new organization to offer clients the entire spectrum of HR outsourcing solutions, with unmatched flexibility to craft a tailored client solution. The merger expands the organization's global presence and brings together many additional service capabilities, including recruiting and staffing, global mobility, time and attendance, learning and development, and some HR-led finance and accounting capabilities (including accounts payable and expense administration solutions). In addition, Exult brings process rationalization, scoping expertise, and vendor management capabilities. These capabilities, combined with Hewitt's full suite of HR consulting services, make Hewitt the only organization capable of offering a flexible end-to-end solution, from strategy and design to administration and outsourcing.

  •
  Unmatched execution, excellence, and experience—The combined organization will have deep-rooted experience in implementing and providing outsourcing services to hundreds of large, complex companies on a global basis, resulting in increased operational functionality and efficiency. The combined company will have a greater number of large-employer outsourcing clients than any other HR outsourcing and consulting firm.

  •
  Scale and increased financial strength—The combined company will have unmatched scale in HR BPO, with a unique business model. Our combined investment in people and technology will accelerate our future growth in HR BPO.

Who is Exult?

        Exult is a leading provider in the HR-led Business Process Outsourcing (BPO) space. Meeting an increasingly critical need for Global 500 companies, Exult provides comprehensive HR outsourcing solutions and expertise in high-volume business processes, including related finance and accounting, and procurement offerings.

        Exult was founded in 1998, went public in 2000, and achieved its first year of profitability in 2003. For the full year 2003, revenues were $480 million, up 18% from the prior year. The firm is headquartered in Irvine, California, and has client service centers in North and South America, Europe, and Asia Pacific. It has approximately 2,400 employees, roughly half of whom work outside of the U.S.

        (More information on Exult is provided in the "About the Combined Business" section of this Q&A.)

Why now, especially since we just announced our most comprehensive HR BPO deal yet?

        First, as a reminder, we recently contracted with Capgemini to provide a full range of integrated HR services to TXU Corp., a Dallas-based energy company. This work includes not only HR implementation and administration, but also design and strategy through our consulting lines of business. Under this arrangement, we will take on all of TXU's HR people, processes, and systems as of July 1.

        Our Workforce Management business did a great job building a foundation in the broader HR outsourcing market space, including making it possible for us to take on this broader relationship for TXU. Exult's expertise in this area will be a tremendous help to us as we continue forward. Although we could have built the capabilities internally, the time required to do so would have put us at risk of missing the significant window of opportunity that exists today. Now, together with Exult, we can springboard off of our own strong work, combining forces to be a leader in broader HR BPO.

When will the transaction officially take place?

        The transaction cannot close without stockholder approval (a majority vote) and required regulatory approvals (e.g., Hart-Scott Rodino Act). Pending those events, the transaction is expected to close around or by the end of Hewitt's fiscal year, September 30, 2004. Keep in mind, however, that integration will take work and additional time. Both firms are working on a transition plan to make sure the integration efforts are a success. (You can find more on this in the "Integration" section of this Q&A.)

Won't this dilute Hewitt earnings?

        Excluding the amortization of intangible assets and one-time integration costs, the transaction is expected to be slightly dilutive to core earnings per share in FY2005 and neutral in FY2006. We are looking beyond the short-term earnings impact to the expected long-term value this combination can create for clients and the stockholders of Hewitt and Exult.

How will this impact stock price?

        It's impossible (and inappropriate) to predict the impact on our stock price. But it's also important to remember that this is not a short-term strategy. This decision was made to better position us for the future and to enhance our long-term potential to grow both revenue and profits.

Will Exult board of director members be integrated into the Hewitt board?

        Hewitt's board of directors will increase from 10 to 12 members with the addition of two of Exult's outside directors, including Steve Denning of General Atlantic Partners LLC, a leading global direct investment firm and a founding investor in Exult.

What is HR BPO?

        Organizations that choose HR business process outsourcing (BPO) make the decision to outsource some or all responsibility for the management and administration of human resources to a third party. Everything we do in our HR Outsourcing segment is essentially included in HR BPO. Clients outsource the management of various service areas to us—Health & Welfare benefits, Defined Contribution, Defined Benefit, Payroll, and services through Workforce Management. We take over functions previously handled by clients, then re-engineer and automate them.

Are the leaders of both firms in favor of this?

        Yes. The leaders of both firms agree that combining forces is in the best interest of both firms. In our press release, CEO Dale Gifford said: "This is a truly outstanding combination. The addition of Exult's comprehensive service mix, Six Sigma expertise and delivery capabilities to Hewitt's integrated HR outsourcing and consulting solutions and operating capabilities, will create a true leader with the most flexible and broad HR solution...We are very excited about the possibilities this combination creates for our clients and for both companies." Exult founder and CEO Jim Madden said: "Combining Exult with Hewitt, renowned as a premier HR outsourcing and consulting firm, creates a wealth of exciting growth opportunities, as well as operational and client acquisition synergies. This strategic merger is a testament to the fast-growing market space for HR BPO and reinforces the importance of HR domain knowledge in this marketplace."

Given Cyborg, NTRC, now this, are such deals becoming a bigger part of our growth strategy?

        We will still continue to focus on achieving growth primarily organically, but will pursue strategic or opportunistic acquisitions when the right opportunities arise or service to our clients requires. This was, in fact, one of the most important reasons our firm went public two years ago—so that we could have greater flexibility to pursue new ways to grow.

        Our acquisitions will continue to be focused in two areas: strategic and opportunistic. Strategic acquisitions are those that bring on capabilities that we don't currently have, or that we don't have in the right places in the right magnitude. Cyborg and Exult fall into this category, because it would have taken us a long time to create those capabilities internally. Opportunistic acquisitions, such as Northern Trust Retirement Consulting (NTRC) and National City, don't bring us a new capability; instead, they bring us new groups of clients and an efficient way to supplement our organic business growth.

Is anything else like this in the works?

        We are constantly evaluating opportunities that will be of benefit to our clients. However, we have nothing else to announce at this time.

What will this mean for our planned secondary stock offering?

        It will cause a significant delay in our ability to offer shares to the public in a managed, underwritten secondary offering—for at least several months. We know this will be disappointing to some, but we couldn't let that get in the way of making decisions that enhance our long-term business success and value creation. Experiences of other companies have shown that the marketplace will want to see how the combined organization performs before being receptive to a large offering. We are currently exploring other opportunities for a liquidity event for owners of class B and class C shares, and will be providing additional detail to those stockholders separate from this communication.

The Combined Business

How does the Hewitt-Exult combination meet marketplace needs?

        The addition of Exult's service mix and capabilities to Hewitt's integrated HR outsourcing and consulting solutions, operating capabilities, and established leadership position, will create a combined solution that is broader and more flexible than what's currently available in the marketplace—and one which meets each client's specific needs and requirements. We're expressing it as "Place, priorities, pace": we'll meet each client where they are and get them to the right place by focusing on the right priorities and their desired pace. And we'll be able to provide clients with a full spectrum of HR services, from HR, benefits, and payroll outsourcing to complete HR consulting—all on an integrated basis. This represents a unique value proposition in the marketplace.

Does this change our Workforce Management Business Strategy?

        From the outset, our Workforce Management strategy has been to stay agile enough to be able to respond quickly to this emerging business opportunity. So in that sense, this direction is consistent with that strategy. The Exult solution complements our own, and the combination gives us the most flexible solution in the marketplace. We are not abandoning our traditional approach; this simply allows us to provide clients with flexible outsourcing solutions that meet different needs of this segment—depending on specific client needs and circumstances.

        As mentioned previously, this combination also gives us service capabilities in Recruiting & Staffing, Learning & Development, Global Mobility, Time & Attendance, and Accounts Payable and Expense Administration.

What business are we in—Exult's or Hewitt's?

        Both. Today's opportunity does not call for an "either/or" delivery approach; it requires an "and." This combination will give us the most flexible solution in the marketplace, and will allow us to deliver total HR outsourcing and consulting services on an integrated basis.

If Exult is already a leading BPO firm, how do they benefit?

        Hewitt immediately provides Exult with complementary solutions and supports Exult clients' future growth needs, and the combined organization can provide clients with integrated benefits and pay. Partnering with Hewitt also gives Exult deep HR domain knowledge and consulting experience, enhanced marketplace credibility, a broader global footprint, scale, and financial strength.

Why merge with Exult rather than build these capabilities internally?

        The market space for broader HR outsourcing services is rapidly emerging and evolving. With the broader HR outsourcing marketplace ready to buy over the next few years, we must have the capabilities in place to meet the need now. While we could have built the capabilities internally, the time required to do so would have put us at risk of missing a significant window of opportunity and falling behind in our growth expectations; and it would have required a very large investment.

        Note: We think that the opportunities for broader HR outsourcing services could be similar to the urgent window of opportunity that we recognized in the mid-1990s for capturing benefits outsourcing market share. At that time, we were fortunate to have the capabilities built and ready (TBA system) when the marketplace was ready to buy.

What synergies does Hewitt expect to achieve with the combined business?

        On the cost side, we expect to generate synergy savings in three key areas:

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Operating synergies—The proximity of our respective locations will allow for facilities savings and efficiencies in terms of people management.

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Product strategy and development and IT infrastructure—This will come from the elimination of duplicate platform development and feature/functionality enhancements. We plan to take the best of both of our solutions—eliminating the rest—and using size and scale to reduce technology platform costs.

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Sales, General and Administrative (SG&A)—This will come from eliminating duplicate functions and using scale to reduce costs.

        Of course, the real value-creating rationale for the combination is to win more business and drive more new relationships. We firmly believe and expect our combined organizations will sell more services than the sum of what either organization can sell on its own due to the greater attractiveness of the offering (both in terms of flexibility and breadth of services).

Exult has been our competitor for a while. How are we expected to now be on the same team?

        Although Exult has been a competitor in the past, Hewitt and Exult leadership have worked effectively and collaboratively to put together this agreement. Through the process, it's become clear that we share the same interests and goals and can work very well together. Each team greatly respects the other team's talents and what they have accomplished, and we share a strong conviction that this joining of forces will create a comprehensive and flexible solution set for clients and tremendous new opportunities for the combined entity. We are confident that the sum of the two parts is more powerful than each one individually.

Integration

What is the name of the combined company? Where will it be headquartered?

        The combined company will be called Hewitt Associates. We are merging with Exult and integrating it into our business. Headquarters will continue to be in Lincolnshire.

How will we manage integration to ensure success?

        Integrating the two businesses will be a big task, and will require the same level of project management discipline that we apply to our HRO implementations.

        To minimize distractions to existing client service, a separate, dedicated, senior-level integration team will be established to manage and measure the success of all aspects of the integration. This team will include over 20 people—consisting of both Hewitt and Exult leaders—to manage the process and ensure that it gets full attention, dedication, and successfully captures efficiencies. The team will employ a rigorous integration and execution planning process from our Corporate Restructuring & Change (CRC) consulting practice, and our Merger "Program Office" will be co-led by Esther Laspisa, Global Leader of our Workforce Management line of business, and TOC's Mark Oshima, who played a similar role for Hewitt on the HP-Compaq merger (one of the largest corporate mergers in history).

        Critical integration priorities include:

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Sales force—We will pool key selling resources from Hewitt and Exult to develop a dedicated team that will focus on lead generation, selling opportunities, and sales support. We will match our best sales opportunities and prospects to designated individuals on this joint team. We will also leverage our combined relationships with our 300+ benefits outsourcing clients, 21 HR BPO clients, and 2,300 consulting relationships to offer our broadened solution set to a large list of companies with HR delivery needs.

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Product development—Integration planning will include development of specific road maps for each of our products and services that drive to the best products and a more comprehensive and flexible client-focused solution.

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Technology—We will have a dedicated team of technology professionals who will work on integrating the two companies' technology platforms. This team has begun mapping out technology integration priorities to obtain synergies that will drive long-term efficiencies.

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Operations—Here, too, we have mapped out initial plans for consolidating operations where it makes sense based on client needs, geography, and/or efficiency. A dedicated team will be focused on ensuring that operational integration proceeds efficiently with minimal disruption.

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People—We are already at work to ensure that integration runs as smoothly as possible from a people perspective, and that associate needs are actively managed. This includes ensuring that we have the management team identified and in place early on, and ensuring that key employees are retained.

What will the new organization look like?

        As we merge the two organizations, our goal will be to establish a structure that preserves or enhances client service, eliminates barriers to sale / broadens our sales capability, and delivers revenue and cost synergies. There are, of course, many details to figure out. In some areas (e.g., product development and strategy) we will want to combine our resources and our capabilities to have one integrated approach. In other areas (e.g., existing client delivery), we may run some aspects separately.

        We're still working on identifying business leadership, and will share more information as it becomes available. But for now, we can say that Bryan Doyle will continue as global leader of our overall HR Outsourcing business. Initially we will have four lines of business in HR Outsourcing: Benefits, Payroll, Workforce Management, and now BPO. Benefits will continue to be led by Jim Konieczny, Payroll by Leslie Pontello and Mike Blair, and Workforce Management by Esther Laspisa. Kevin Campbell, currently President and COO of Exult, will be taking on leadership of the BPO line of business within HRO. Jim Madden, CEO of Exult, will focus on integration and transition, as well as business development efforts for the company's broader HR BPO business. And most other senior Exult leaders, including Steve Unterberger, Michael Salvino, and Richard Jones, also have agreed to continue with the combined company.

Our Clients

How will clients benefit from the Hewitt-Exult combination?

        We're expressing it as "Place, priorities, pace": we'll meet each client where they are and get them to the right place by focusing on the right priorities and their desired pace. We'll do this because we're able to offer them a combined solution that is broader and more flexible than what is currently available to them, and which meets all of their needs and requirements. We'll be able to provide clients with a full spectrum of HR services, from HR, benefits, and payroll outsourcing to complete HR consulting. And only we can provide this on an integrated basis.

How are we telling clients the news?

        We have an action plan in place to contact clients to tell them about this news and answer their questions.

        Current Workforce Management clients are being called individually. In addition, an email announcement has been sent to Client Developers for them to use. Please check with your entire client team first to ensure you are not duplicating efforts.

        When speaking with HR Outsourcing clients, we will assure them of our commitment to maintaining outstanding quality and service during the transition, as well as our desire to strengthen our relationships through the new capabilities and solutions that emerge from our joining forces with Exult.

        For our consulting clients, we are assuring them that they remain important to us and this combination in no way diminishes our commitment to them—in fact, for reasons mentioned above, this combination increases the value we can deliver to them.

How many of our clients overlap with Exult's client roster?

        We share the following clients: Bank of America, Bank of Montreal, BP, McKesson, Pactiv, Unisys, and Universal Music. Exult's other clients are clearly prospects for us, including Air Canada, Circuit City, International Paper, Morrisons, Prudential, and Vivendi.

How will we acquire new clients?

        We will acquire new clients by selling them the solutions that best match their need, whether that need is to leverage some of their existing infrastructure to ease them into the outsourcing environment or to completely transform it. Our ability to also consult across the spectrum of HR issues will ensure we maintain a competitive advantage. This is an advantage over our current approach where we are only able to sell solutions on a portion of the full outsourcing spectrum. We now will be able to address each client's unique issues with a solution that is just right for them. In addition, we know we have work to do to combine the sales talent within our two organizations so we can go to market effectively with all the capabilities we now have.

How will this change what we currently do for our existing clients?

        On the whole, we'll be able to provide them more services than we currently can (e.g., Global Mobility). Also, we'll be able to provide them deeper and richer services sooner than we otherwise would have been able to (e.g., Recruiting & Staffing, Learning & Development).

        Exult's clients will provide additional opportunities for us to leverage our consulting services and solutions.

When can Hewitt start selling Exult's solutions and vice versa?

        While a great deal of planning has already been done and will be done between signing and closing, we must adhere to legal restrictions. Until the deal actually closes (currently expected to happen around the end of FY2004, which ends September 30), both companies must continue to operate as separate organizations.

About Me

What regions or countries does this affect? Does it affect my location?

        With operations in North America, South America, Europe, and Asia Pacific, Exult will expand Hewitt's global footprint. Beyond that, how/whether it will affect your location depends on what work is done there and whether Exult has operations nearby. This will be one of many areas that the integration team will be studying; we will provide updates as their work progresses.

Will jobs be eliminated? If so, where?

        Whenever two organizations are combined, some role redundancy is inevitable, and these redundant roles need to be consolidated to quickly capitalize on the synergies of the combination.

        We expect that to be the case here as well. But, remember that the goal is to consolidate redundant roles—not eliminate people. It will be important for us to retain key talent, because good talent is hard to come by. That said, we expect that some whose roles are affected by the integration will not find other roles, will not choose to take on another role, and will end up leaving Hewitt. We will treat these individuals with the utmost respect and sensitivity in their transition.

Will offices be consolidated?

        Some of Exult's locations overlap our existing locations. Therefore, it would be reasonable to think we might combine offices in some locations for operational efficiency and cost savings. For those locations that are new to us, we will explore each one for potential future growth (particularly in the global locations) or a potential move to another location. We will need time to explore the best options, and that task will belong to the dedicated integration team. Of course, any changes will be balanced with the need to minimize disruption.

Am I still valuable to this organization?

        Absolutely. The talent and experience in our organization today has positioned us to be able to take advantage of the emerging opportunities in broader HR outsourcing, and this same talent and experience will be critical to growing our HR BPO business in the future. With the emergence of the HR BPO business, the opportunities available for associates all across our lines of business have just grown tremendously. We will need strong talent more than ever, so each of us will need to sharpen our existing skills and develop new ones to support our evolving business and exploit new opportunities.

How will this merger affect our culture?

        Our values—people, excellence, integrity, and collaboration/teamwork—will remain the same. But, it's important to acknowledge that our culture always has, and always will, continue to evolve—as do all cultures.

        Now clearly, bringing 2,400 new associates into our organization—2,400 people who have developed their own unique culture—is bound to have some effect. But, our culture would have continued to evolve inevitably whether or not we combined forces with Exult.

        Having said that, we can report that prior to coming to agreement, Hewitt leadership spent considerable time researching and discussing whether this combination made sense. As part of that work, our leaders concluded that our two organizations shared many of the same values and were compatible.

        During the integration, our integration team and leaders will take action to ensure that we preserve those elements of our culture that are vital to our long-term success, while remaining open to changes that could enhance and strengthen our culture.

How will we ensure we don't get distracted? What can I do?

        It would be very easy to get distracted by all the integration activity. But the best way for you to avoid distractions is to focus on your individual accountabilities.

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If those accountabilities involve providing excellent service to existing clients, then that is where your focus should be. If you find that integration efforts are getting in the way of your ability to serve your client, speak up immediately.

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If your accountabilities include helping with the integration, then we expect you to apply the same commitment to excellence in the integration project.

        Keeping everyone informed on what is going on in as timely a manner as possible is another way to prevent distractions. Our commitment to you is to keep you well-informed so that you can do your job well and feel confident that we are moving forward in a smart, thoughtful way.

What are some of the most immediate changes we can expect to see?

        Over the course of the next three months, a number of associates will be planning for the integration. Most associates, however, will need to remain focused on our ongoing work and serving our clients with the same level of excellence as before the announcement.

        Following the close, you should begin to hear about pending changes as the integration team begins to execute on its plan. Again, please know that we will share information on expected changes as plans solidify.

What if I'm asked about this announcement by a client?

        Our client teams are meeting individually with client leadership to discuss many of the details that we are sharing with you now. Please refer any questions or concerns to your MC or CM. If a client peer asks you about your personal reaction, it is our hope that based upon the information that we are sharing with you that you will be able to honestly answer that while change presents its own challenges, this merger should provide exciting opportunities for our clients and our employees.

        Fundamentally we want them to know:

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They are critically important to us, and this doesn't diminish our commitment to them in any way.

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Expanding our capabilities in this evolving business ultimately increases the breadth and depth of our solutions and capabilities, and allows us to meet each client wherever they are along the outsourcing continuum.

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Our combination brings together the best thinking and execution expertise to outsourcing, and makes it available to clients today.

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Bottom line is that we can now meet needs we might not have been able to before. This strengthens the value of our long-term relationships.

What if I'm asked about this announcement by someone from the news media?

        Please refer any such inquiries to a member of Hewitt's Public Relations team (Kelly Zitlow, Suzanne Zagata-Meraz, or Don Minner) or to your market/office manager.

What if I'm asked about this from an investor?

        Please refer any such inquiries to our Investor Relations team (Jennifer Rice or Genny Konz).

How can I be involved in planning for the new organization?

        We have identified a team of individuals who will be focused on this full time. If you have suggestions, email them to the Vision 2005 mailbox.

Where can I go if I have questions?

        Watch The Source for updates. If these updates don't answer your questions, talk with your manager, business leader, or local HR contact. Or, you can email your questions to the Vision 2005 mailbox, and we will answer the most commonly asked questions in follow-up communications on The Source.

When will I hear more?

        We are committed to providing additional information on The Source and through your business leader as information becomes available and we're able to share it. However, please keep in mind that we are restricted from sharing some things right now, and in many cases decisions are yet to be made.

What else can I do right now?

        For now, we ask that you keep focused on your job and our clients. As we take this important step to grow our capabilities, you can expect our leaders to communicate as openly as possible and treat all associates with attention and respect as business changes are considered. We expect associates to do their best to continue our success, speak their minds when they have questions or helpful ideas, and understand our process and timeline for making decisions.

Supplemental Q&A for Our Consulting Businesses

How will this benefit our consulting businesses?

        More clients mean more work for everyone. We fully expect that consulting opportunities will emerge out of the Exult client base, as well as our expanding HRO client base. In addition, we currently work with 2,300 consulting clients who are likely to express interest in our broader service offerings and more flexible approach to HR outsourcing. We are proud that we will be the only firm that can provide comprehensive and integrated HR consulting and outsourcing services. This ability will be what sets us apart in the marketplace.

Does Exult have consulting capabilities?

        Up until a few months ago, Exult had consulting capabilities through a prior acquisition of a small SG&A (Sales, General & Administrative) consulting firm called Gunn Partners. However, Gunn Partners was recently sold so that Exult could focus on its HR Outsourcing business.

What does Exult know about our business?

        We are well known within Exult, as they watch the HR space closely. Some Exult employees were even clients of Hewitt before joining Exult, so we have worked with them over the years. Exult has researched us and our capabilities, and is excited about the prospect of offering broader services to their clients. They are eager to learn more about our broad capabilities because they think their clients will be very interested.

Does this mean we're less interested in the consulting side of the business?

        No, not at all. Hewitt is in a unique position to provide integrated outsourcing and consulting services to our clients. Each of our businesses strengthens all of our services. Our consultants can leverage the knowledge and data we gain through our outsourcing services to provide more effective, need-based solutions. Our experience in consulting enables us to provide thought leadership while ensuring that outsourcing services can be implemented smoothly and cost-effectively. We know human resources (over 60 years of experience); we know the best practices, and we bring them to our clients to achieve their goals.

        The very nature of our consulting client work and relationships provide the firm with access to a company's most senior leaders and decision-makers—the audience we need to reach if we want to introduce Hewitt's broader capabilities, including our Core and Lead services, and discuss the many ways we can drive stronger business results for clients.

Does this impact the firm's investment in the consulting lines of business?

        Our strength as a firm is that we're the only organization capable of integrating HR outsourcing and consulting to provide single-source solutions for our clients. While the firm will make every effort to ensure the success of the Hewitt/Exult integration, we do not expect that consulting investment will be impacted.

        We need to stay focused on delivering the highest quality services to our clients and working with our colleagues in all lines of business to create innovative and integrated solutions to our clients' problems. As reported in Hewitt's second quarter earnings announcement, the Consulting businesses are realizing some increase in activity, and we're optimistic about our current offers. We need to keep up our strong momentum.

What are we telling our consulting clients?

        We are telling them that they are still important to us, and this combination doesn't diminish our commitment to them. This combination increases the value we can deliver to them. It is critical that we continue to demonstrate this commitment each and every day with our actions. Delivering excellence in every transaction and interaction with our clients will be the best way to show them our continued commitment to them.

        We expect your client contacts may have a lot of questions. Please ask for help from your LOB Client Developer or other team leadership to address these questions. It is important that we answer clients' questions in a consistent manner.

Supplemental Q&A for Our HR Outsourcing Business

How will this impact the other lines of business in HRO?

        Exult provides full HR outsourcing to its existing clients, including both managed payroll and benefits. Exult does not provide these services on proprietary systems, but rather, provides them using a client's existing technology and/or partners. In the short term, we may continue to provide these services with the existing technology/partner, but over time, if appropriate for the client's situation, would look to transform these services to our platforms. (Note: Our payroll and benefits capabilities are one of the key reasons why Exult wanted to join forces with us.)

Does this change any of our current HRO priorities?

        First, let's acknowledge that there currently is—and will be in the foreseeable future—a lot going on. We are still in an immature marketplace, and we have always stretched ourselves to build out our offering. Staying agile and open to change will be critical to our success.

        While you may have many questions about how this impacts our approach to clients, platforms, methodologies, and many other issues, above all else, we have two immediate priorities:

1.
Serving our existing clients exceptionally well (both existing Hewitt and existing Exult clients). We cannot allow our current clients to suffer from a lack of focus; and

2.
Executing flawlessly on our Hewitt/Exult integration plan. It will be absolutely critical to the success of this business to quickly gain all possible synergies and efficiencies and make the marketplace aware of what our new approach is to this business and why it makes sense to them.

        We expect to continue many of our current projects, but it only makes sense to review our project goals and outcomes to ensure they are in harmony with our new broader strategy.

Supplement Q&A for Client Development

What do we want all clients and prospects to know about this?

        We want them to know:

  •
  They are very important to us, and this doesn't diminish our commitment to them in any way.

  •
  Expanding our capabilities in this evolving business ultimately increases the breadth and depth of our solutions and capabilities, and allows us to meet each client wherever they are along the outsourcing continuum.

  •
  Our combination brings together the best thinking and execution expertise to outsourcing, and makes it available to clients today.

  •
  Bottom line is that we can now meet needs we might not have been able to before. This strengthens the value of our long-term relationships. We now have the broader experience in HR outsourcing.

How do we plan to get to clients with these messages?

        We have prioritized our contact needs and have created a Communications Accountability Matrix. Each MGL has a copy of this and will work with HRO and their markets.

What will client conversations look like?

        In the short term, we have to remember that we are still competitors until the deal closes. However, we can agree to team together to work with specific clients. This is not new; we have teamed together on other client opportunities.

        We have shared a "qualification survey" with CDers that will help us determine if a client is a strong prospect for HR Outsourcing.

        We will spend time up front understanding clients' priorities and how to develop a roadmap to get them to the desired end state.

Should we resume talks with prospects we haven't talked to in a while?

        We have reviewed all of the prospects where we have had conversations. There are a few clients where we believe it is opportunistic to have additional conversations. The Market Group Leaders will work with the HRO MCOS, MC, and/or CM.

QuickLinks

About This Document
About Exult and the Agreement
The Combined Business
Integration
Our Clients
About Me
Supplemental Q&A for Our Consulting Businesses
Supplemental Q&A for Our HR Outsourcing Business
Supplement Q&A for Client Development